SEAWAY VALLEY CAPITAL CORPORATION
10-18 Park Street, 2d Floor
Gouverneur, NY 13642
315-771-3034

August 27, 2008
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Ronald E. Alper

    Re:   Seaway Valley Capital Corporation
Definitive Information Statement on Schedule 14C
Filed August 27, 2008

Dear Mr. Alper:

I am writing to confirm that Seaway Valley Capital Corporation will not distribute the information statement identified above to its shareholders until the Staff notifies us that it has completed its review of the 10-KSB for the year ended December 31, 2007, 10-Q for the quarter ended March 31, 2008, and 8-K/A1 filed on January 18, 2008.

Sincerely,

/s/ Thomas W. Scozzafava

Thomas W. Scozzafava
Chief Executive Officer